

Mail Stop 3030

September 12, 2017

<u>Via E-mail</u>
Scott E. Lamb
Chief Financial Officer
ICU Medical Inc.
951 Calle Amanecer
San Clemente, California 92673

>   **Re: ICU Medical Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-34634**

Dear Mr. Lamb:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery